Mail Stop 6010

November 29, 2007

William C. Weldon
Chief Executive Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

> **Re: Johnson & Johnson**
> **Response Letter dated September 21, 2007**
> **Regarding Definitive Proxy Statement**
> **File No. 001-03215**

Dear Mr. Weldon:

We have reviewed your response letter dated September 21, 2007 and have the following comments. Please respond to our comments by December 13, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Annual Performance Bonus, page 18

1.   We note from your response to prior comment 5 that you may omit specific targets or performance objectives in your future filings if you believe it is appropriate to do so. If the specific targets or performance objectives that you may omit in future filings are similar to the targets or objectives that you omitted in your definitive proxy statement filed on March 14, 2007, please provide us with a detailed explanation supporting your conclusion that disclosure of those targets or objectives would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K.

2006 Bonus and Long-Term Incentive Awards…, page 22

2.   It is not clear from your response to prior comment 6 that you will identify the companies in your financial peer group in your future filings. Please tell us whether you will identify the companies in your financial peer group in future filings.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney

cc: Steven M. Rosenberg, Esq. (via fax)